Contact

www.linkedin.com/in/
sethpriebatsch (LinkedIn)

Top Skills

Management
Marketing
Social Media Marketing

Seth Priebatsch

As the future arrives, the only things of enduring value will be land and networks.
Boston, Massachusetts, United States

Experience

Groma

President
January 2022 - Present (3 years 8 months)
Boston, Massachusetts, United States

President, Groma (GromaCorp, Inc.)

Chairman of the Board, Groma Real Estate Trust (GromaREIT, Inc.)

Just Eat Takeaway.com

Chief Strategy Officer at Grubhub
June 2021 - December 2021 (7 months)
Boston, Massachusetts, United States

Grubhub

3 years 2 months

Chief Revenue Officer
October 2020 - December 2021 (1 year 3 months)
Boston, Massachusetts, United States

Head of Enterprise Restaurants
November 2018 - October 2020 (2 years)
Greater Boston Area

LevelUp

Chief Ninja
July 2011 - December 2021 (10 years 6 months)

SCVNGR

Chief Ninja
December 2007 - July 2011 (3 years 8 months)

PostcardTech

CEO
March 2007 - April 2008 (1 year 2 months)

DreamIT Ventures
NTRPRNR
2008 - 2008 (less than a year)

Covington Associates
Intern Research Analyst
2007 - 2007 (less than a year)

Microsoft Excel. Google. Stock Markets. Coffee. Lots of normal intern things.

Education

Princeton University

Dropout · (2007 - 2008)